Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and between

PARDUS OIL & GAS, LLC

and

PARDUS OIL & GAS OPERATING GP, LLC

collectively, as Seller

and

EMPIRE TEXAS LLC

as Purchaser

Dated April 6, 2020

TABLE OF CONTENTS

Article 1 PURCHASE AND SALE	6
1.1 Purchase and Sale	6
1.2 Certain Definitions	6
1.3 Excluded Assets	14
Article 2 PURCHASE PRICE	15
2.1 Purchase Price	15
2.2 Allocated Values	16
2.3 Adjustments to Cash Purchase Price	16
2.4 Working Capital Amount	16
2.5 Gas Imbalances, Makeup Obligations.	17
Article 3 TITLE AND ENVIRONMENTAL DUE DILIGENCE	17
3.1 Purchaser’s Title Review	17
3.2 Definition of Defensible Title	18
3.3 Definition of Permitted Encumbrances	18
3.4 Environmental Assessment; Environmental Defects	21
3.5 Environmental Defects	22
3.6 Notice of Title and Environmental Defects	22
3.7 Calculation of Title Defect Amounts and Environmental Defect Amounts	24
3.8 Cure	26
3.9 Notice to Holders of Consent and Preferential Purchase Rights	26
3.10 Consent Requirements	26
3.11 Limitations on Applicability	27
Article 4 REPRESENTATIONS AND WARRANTIES OF SELLER	27
4.1 Seller	27
4.2 Litigation	28
4.3 Taxes	28
4.4 Liability for Brokers’ Fees	29
4.5 Compliance with Laws	29
4.6 Environmental	29
4.7 Preferential Rights	29
4.8 Suspense Accounts	30

4.9 Capital Expenditures.	30
4.10 Material Contracts.	30
4.11 Plugging and Abandonment.	30
4.12 Royalties.	30
4.13 Accounts Payable.	30
4.14 Pardus LP Shares; Pardus Operating, LP.	30
4.19 Limitations	31
4.20 TRM Assets.	33
Article 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER	33
5.1 Existence and Qualification	33
5.2 Power	33
5.3 Authorization and Enforceability	33
5.4 No Conflicts	34
5.5 Consents, Approvals or Waivers	34
5.6 Litigation	34
5.7 Financing	34
5.8 Investment Intent	34
5.9 Independent Investigation	34
5.10 Opportunity to Verify Information	35
5.11 No Brokers	35
5.12 Qualification; Bonding	35
5.13 Bankruptcy	35
5.14 Pardus LP Shares	36
Article 6 COVENANTS OF THE PARTIES	36
6.1 Access	36
6.2 Notification of Breaches	36
6.3 Operation of Business	36
6.4 Indemnity Regarding Access	37
6.5 Property Operations	38
6.6 Further Assurances	38
Article 7 CONDITIONS TO CLOSING	38
7.1 Conditions of Seller to Closing	38
7.2 Conditions of Purchaser to Closing	39

Article 8 CLOSING	40
8.1 Time and Place of Closing	40
8.2 Obligations of Seller at Closing	40
8.3 Obligations of Purchaser at Closing	41
8.4 Metzler Lawsuit & Metzler Lawsuit Assets	42
Article 9 TAX MATTERS	43
9.1 Allocation of Taxes	43
9.2 No Transfer Taxes	43
9.3 Allocation of Cash Purchase Price	43
Article 10 TERMINATION	44
10.1 Termination	44
10.2 Effect of Termination	44
Article 11 INDEMNIFICATION; LIMITATIONS	44
11.1 Assumed Obligations	44
11.2 Retained Obligations	45
11.3 Indemnification	46
11.4 Indemnification Actions	47
11.5 Limitation on Actions & Indemnity Threshold	48
11.6 Casualty and Condemnation	49
Article 12 MISCELLANEOUS	50
12.1 Counterparts	50
12.2 Notices	50
12.3 Expenses	51
12.4 Replacement of Bonds, Letters of Credit and Guarantees	51
12.5 Records	51
12.6 Governing Law	52
12.7 Venue; Waiver of Jury Trial	52
12.8 Captions	52
12.9 Waivers	52
12.10 Assignment	52
12.11 Entire Agreement	53
12.12 Amendment	53
12.13 No Third-Person Beneficiaries	53

12.14 Severability	53
12.15 Time of the Essence	53
12.16 References	53
12.17 Construction	53
12.18 Change of Name	54
12.19 Limitation on Damages	54

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A-1 Leases

Exhibit A-2 Wells

Exhibit A-3 Contracts

Exhibit A-4 Surface Rights

Exhibit A-5 Real Property

Exhibit A-6 Accounts Receivable

Exhibit A-7 TRM PSA

Exhibit B Assignment, Deed and Bill of Sale

Exhibit C Promissory Note

Exhibit D Deed

Exhibit E Transition Services Agreement

Exhibit F Agreement and Assignment of Partnership Interest

SCHEDULES:

Schedule 1.3 Excluded Assets

Schedule 2.2 Allocated Values

Schedule 2.3 Retained Accounts Payable

Schedule 3.3 Permitted Encumbrances

Schedule 3.9 Consents

Schedule 4.2 Litigation

Schedule 4.6 Imbalances

Schedule 4.7 Environmental Defects

Schedule 4.8 Suspense Accounts

Schedule 4.9 Capital Expenditures

Schedule 4.10 Material Contracts

Schedule 4.10(a) Material Contracts – Notices

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is dated as of April 6, 2020 (the “Execution Date”), by and between Pardus Oil & Gas, LLC, a Delaware limited liability company (“Pardus”) and Pardus Oil & Gas Operating GP, LLC, a Texas limited liability company (“Pardus Operating GP”); and collectively with Pardus “Seller”), and Empire Texas LLC, a Delaware limited liability company (“Purchaser”). Seller, on the one hand, and Purchaser, on the other hand, are referred to herein individually, as a “Party” and collectively, as the “Parties”.

RECITALS:

Seller desires to sell, and Purchaser desires to purchase, those certain oil and gas properties, rights, and related assets that are defined and described as “Assets” herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Article 1
PURCHASE AND SALE

1.1          Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, accept, and pay for, the Assets.

1.2          Certain Definitions. As used herein:

(a)                “Accounting Principles” means United States generally accepted accounting principles, consistently applied.

(b)               “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, provided. “Control” and derivatives of such terms, as used in this definition, means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person through ownership of voting securities or ownership interests and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of at least 50% of the voting securities in such corporation or of the voting interest in such partnership or limited liability company.

(c)                “Assets” means all of Seller’s right, title, and interest in and to the following:

(i)                 the oil and gas leases, oil, gas, and mineral leases and subleases, and any instrument creating or otherwise evidencing mineral fee interests, carried interests, royalties, overriding royalties, net profits interests, operating rights, or other mineral interests or title interests, including those interests described on Exhibit A-1 (collectively, the “Leases”), and, without limiting the foregoing, all other rights (of whatever character, whether legal or equitable, vested or contingent, and whether or not the same are expired or terminated) in and to any oil, gas or other minerals in the lands covered by the Leases (the “Subject Minerals”), and the Hydrocarbons in, on, under, and that may be produced from, the lands subject to the instruments described on Exhibit A-1;

(ii)               any and all Hydrocarbon, water, CO2 injection, monitoring or disposal wells, and water and salt water injection or disposal wells located on the Subject Minerals or Leases or on lands pooled, communitized, or unitized therewith, including the interests in the wells shown on Exhibit A-2, in each case whether producing, non-producing, permanently or temporarily plugged and abandoned, and whether or not fully described on any exhibit or schedule hereto (the “Wells”);

(iii)             all pooled, communitized, or unitized acreage which includes all or part of any Subject Minerals or Leases, and all tenements, hereditaments, and appurtenances belonging thereto, including, without limitation, the UGR Unit (the “Units,” and, together with the Wells and Leases, the “Properties”);

(iv)             all contracts, agreements and instruments by which the Properties are bound, or to which the Properties are subject, but in each case only to the extent applicable to the Properties and not the Excluded Assets or other properties of Seller not included in the Assets including those set forth on Exhibit A-3; operating agreements; unitization, pooling, and communitization agreements; declarations and orders; area of mutual interest agreements; farmin and farmout agreements; exchange agreements; purchase and sale agreements and other contracts in which Seller acquired interests in any other Properties; compressor agreements; gathering agreements; agreements for the sale and purchase of Hydrocarbons; disposal agreements; transportation agreements; and processing agreements (the “Contracts”); provided, however, that the term “Contracts” shall not include the Leases and other instruments constituting Seller’s chain of title to the applicable Leases;

(v)               all easements, surface permits, surface licenses, servitudes, rights-of-way, surface leases, surface fee estates, and other rights to use the surface appurtenant to, used or held for use in connection with the ownership or operation of the Properties (the “Surface Rights”), including those set forth on Exhibit A-4;

(vi)             all vehicles, equipment, machinery, fixtures, and other tangible personal property and improvements that are located on the Properties or are used or held for use primarily in connection with the ownership or operation of the Properties or any of the other Assets or the production, treatment, storage, disposal, or transportation of Hydrocarbons or other substances thereon or therefrom, including, but not limited to, all wellhead equipment, pumps, pumping units, Hydrocarbon measurement facilities, telemetry equipment (including Supervisory Control and Acquisition Data), flowlines, gathering systems, piping, pipelines, compressors, tanks, treatment facilities, water and salt water injection facilities, disposal facilities, compression facilities, and other materials, supplies, facilities and machinery (collectively, the “Equipment”);

(vii)           all office equipment, computers, cell phones, pagers and other hardware, personal property, and equipment;

(viii)         all Hydrocarbons produced from, or attributable to, the Properties from and after the Effective Date; all Hydrocarbon inventories from or attributable to the Properties that are in storage on the Effective Date; and, to the extent related or attributable to the Properties, all production, plant, and transportation imbalances as of the Effective Date;

(ix)             the fee surface interest in the tract described on Exhibit A-5 and fixtures thereon (the “Real Property”);

(x)               all seismic information of Seller, any interpretations of Seller made with respect to any G & G Data, as well as originals (if available) and copies of geological, geophysical and similar data and studies but excluding, in each case, any information, interpretations, data and studies to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any agreement, or by applicable Law, and for which no consent to transfer has been received and/or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(xi)             Seller’s interests in offices, office leases, buildings and accounts receivable as more specifically described on Exhibit A-6;

(xii)           any refunds, claims for refunds or rights to receive refunds from any Governmental Authority with respect to Taxes that are Seller Taxes;

(xiii)         the TRM Assets;

(xiv)         the Pardus LP Shares;

(xv)           all security interests (whether in the form of cash, bond, letter of credit or otherwise) posted with the Railroad Commission of Texas and the Houston County Electric Cooperative;

(xvi)         all audit rights, rights to reimbursement with respect to, and all costs and revenues associated with joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible for the Assets;

(xvii)       trade credits, accounts, accounts receivable not listed on Exhibit A-6, and other proceeds, income or revenue, accruing before the Effective Date and attributable to the Assets prior to the Effective Date; and

(xviii)     to the extent transferable, all books, records, files, reports and data relating to the Assets, including all lease files, land files, division order files, gas processing and transportation and storage files, marketing files, gathering files, surface rights and easement files, abstracts, title opinions, contract files, the G & G Data and well and production records of Seller, to the extent relating to the Properties, but excluding, in each case:

(A)                all corporate, financial, Tax, and legal data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assets) or to Seller’s business, operations, assets, and properties not expressly included in this Agreement;

(B)                 any data, software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received and/or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(C)                 all legal records and legal files of Seller, including all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, title opinions, and Contracts);

(D)                data and records relating to the offering of the sale of the Assets, including communications with the advisors or representatives of Seller;

(E)                 any data and records relating to the Excluded Assets or assets and properties not expressly included in this Agreement; and

(F)                  those original data and records retained by Seller pursuant to Section  12.5.

(Clauses (A) through (F) shall hereinafter be referred to as the “Excluded Records” and subject to such exclusions, the data, software and records described in this Section 1.2(c)(xvi) are referred to herein as the “Records.”).

(d)               “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Fort Worth, Texas, United States of America.

(e)                “Code” means the United States Internal Revenue Code of 1986, as amended.

(f)                “CVP Accounting Statement” means an accounting related to a Contingent Value Payment that includes a first purchaser’s run statement at property level detail (or its equivalent) and a reasonable calculation of the Net Revenue on a property level.

(g)               “Damages” means the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Person, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to the matters in question, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity provided hereunder. Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification hereunder for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by the Party claiming indemnification, or any special or punitive damages (other than loss of profits, consequential damages, or punitive damages suffered by third Persons for which responsibility is allocated among the Parties), and (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any Indemnified Person after the Closing Date

(h)               “De Minimus Threshold” means $10,000 per event, circumstance, item, lien, or defect, or as the context requires.

(i)                 “Effective Date” means 12:01 a.m. local time in Fort Worth, Texas, on April 1, 2020.

(j)                 “Environmental Laws” means all federal, state or local laws, rules, orders or regulations addressing or governing protection of the environment, pollution or Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing.

(k)               “Environmental Liabilities” means with respect to the ownership and/or operation of the Properties before, on and after the Effective Date, any violation of, or remedial obligation under Environmental Laws (including, but not limited to, the obligation to plug and abandon any Well and/or remediate any surfaces associated with the Properties), and any claim or cause of action by a Person for property damage, damage to natural resources, remediation or payment or reimbursement of response costs, or similar costs or expenses to the extent arising out of a release of any pollutant, contaminant or Hazardous Substance, or any violation of, or any remediation obligation under Environmental Laws, and any other contamination of or adverse effect upon the environment, underground injection activities and waste disposal, clean-up responses, remedial, control or compliance costs, including the required cleanup or remediation of spills, pits, ponds, or lagoons, including any subsurface or surface pollution caused by such spills, pits, ponds, or lagoons, noncompliance with applicable land use, permitting, surface disturbance, licensing or notification requirements, including, without limitation, any matter identified on Schedule 4.7.

(l)                 “G & G Data” means all geological or geophysical information constituting proprietary data, studies, core samples, maps, related technical data and any other geological or geophysical information (in each case excluding any interpretations of Seller made with respect to such information as well as any seismic information of Seller) covering the Properties which the Seller is not prohibited by agreement from transferring to Purchaser.

(m)             “Governmental Authority” means any national, state, county or municipal government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(n)               “Hazardous Substance” means any chemical, substance or waste defined or regulated as a “hazardous substance” or as a pollutant, contaminant, or as otherwise toxic to human health, or the environment under any Environmental Law.

(o)               “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(p)               “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, writs, injunctions, requirements, judgments, and codes of Governmental Authorities.

(q)               “Material Adverse Effect” means a defect, condition, or change that has or could reasonably be expected to have a materially adverse effect on the ownership, operation, or financial condition of the Assets, taken as a whole; provided, however, that Material Adverse Effect shall not include material adverse effects resulting from (i) general changes in oil and gas prices; (ii) general changes in markets or in industry, economic, or political conditions; (iii) changes in condition or developments generally applicable to the oil and gas industry generally; (iv) acts of God, including flooding, hurricanes and storms; (v) acts or failures to act of Governmental Authorities where such acts or failures to act (A) do not affect the Assets disproportionately from other similar assets located in the same area and (B) are not caused by the willful misconduct or gross negligence of Seller; (vi) civil unrest or similar disorder; (vii) terrorist acts; (viii) changes in Laws or delays in issuing, the failure of any Governmental Authority to issue, or any change in requirements with respect to the issuance of, any licenses, permits, easements, or approvals, and increased costs relating to the foregoing; (ix) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 10; and (x) changes resulting from any announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 6 hereof.

(r)                 “Material Consent” means a consent by a third party that if not obtained prior to the assignment of an Asset, (i) voids or nullifies (automatically or at the election of the holder thereof) the assignment, conveyance or transfer of such Asset, (ii) terminates (or gives the holder thereof the right to terminate) any material rights in the Asset subject to such consent, or (iii) requires payment of a fee; provided, however, that “Material Consent” does not include any consent or approval of Governmental Authorities customarily obtained after Closing or any consent which by its terms cannot be unreasonably withheld.

(s)                “Metzler Lawsuit” means that certain lawsuit appearing under Cause No. 14-0074, 349th Judicial District Court, Houston County, Texas, in a matter styled TreadStone Energy Partners, LLC v. Harold L. Metzler.

(t)                 “Metzler Lawsuit Assets” means those contracts, leases, wells, and interests related to the Metzler Lawsuit, including (i) the Surface Use Agreement dated June 3, 2014, by and between Harold Metzler & Janet G. Holleman and Treadstone Energy Partners, LLC, (ii) the Oil and Gas Lease dated December 6, 1958, from George Butler, et al., to The Moran Corporation, recorded Volume 343, Page 330, Deed Records, Houston County, Texas, (iii) the Oil and Gas Lease dated December 5, 1958, from Mrs. Bessie Mainer to The Moran

Corporation, recorded in Volume 343, Page 339, Deed Records, Houston County, Texas, and (iv) the Butler #101 (API#4222531329), #102 (API#4222531328), and #103 (API#4222531348) wells, together with amounts held in suspense by Seller attributable to same.

(u)               “Metzler Lawsuit Assets Allocated Value” means the Allocated Value attributable to the Metzler Lawsuit Assets.

(v)               “Net Revenue” means gross revenue less applicable royalties, overriding royalties, production payments, net profits interests, and other burdens on or payable out of production, gathering, processing, and transportation costs and Production Taxes. However, and for the avoidance of doubt, Net Revenue shall not include any lease operating expenses or capital expenditures.

(w)             “Net Revenue Interest” means, with respect to any Well or Unit, Seller’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons (and the proceeds thereof) produced and saved or sold from or allocated to such Well or Unit for the Unitized Interval or Producing Depth, as applicable, after giving effect to all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production therefrom.

(x)               “Non-UGR Unit” means any Unit that contains Non-UGR Wells.

(y)               “Non-UGR Well” means any oil or gas Well that is not a UGR Well.

(z)                “Pardus Assets” means the Assets, save and except the Pardus LP Shares and the TRM Assets.

(aa)            “Pardus LP Shares” means all general and limited partner shares and general and limited partner interest in Pardus Oil & Gas Operating, LP (“Pardus Operating, LP”).

(bb)           “Permit” means any permits, licenses, identification number, authorizations, certificates, registrations, and other approvals granted by any Governmental Authority that pertain or relate in any way to the Assets.

(cc)            “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

(dd)          “Producing Depth” means, with respect to a Non-UGR Well that is currently producing, the actual depth(s) from which production is currently being obtained from the as-drilled wellbore of such Well, and with respect to a Non-UGR Well that has been temporarily abandoned or shut-in, the actual depth(s) from which production was being obtained (or was capable of being obtained in paying quantities, as the case may be), from the as-drilled wellbore of such Well on the day such Well was abandoned or shut-in.

(ee)            “Production Taxes” means any and all severance, production, gathering, transportation, gross receipts, utility, excise, and other similar Taxes (other than Property-Related Taxes, Transfer Taxes, and Taxes based on or measured by net income or net worth)

relating to the production, gathering, or transportation of Hydrocarbons, or increases therein, and any interest or penalties thereon.

(ff)             “Property Costs” means all operating expenses (including costs of insurance, rentals, shut-in payments, other payments called for by the Leases, title examination and curative actions, and overhead costs) and capital expenditures (including bonuses, broker fees, and other Lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business.

(gg)           “Property-Related Taxes” means any and all ad valorem, property, generation, conversion, privilege, consumption, lease, transaction, and other Taxes, franchise fees, governmental charges or fees, licenses, fees, permits, and assessments, or increases therein, and any interest or penalties thereon, other than Production Taxes, Transfer Taxes, and Taxes based on or measured by net income or net worth.

(hh)           “Release” means any release, disposal, spilling, leaking, pouring, emission, emptying, discharge, injection, escape, transmission, leaching, or dumping of any Hazardous Substances into the environment.

(ii)               “Seller Ownership Period” means (i) with respect to the Pardus Assets, the period from May 12, 2016 (the effective date of the Debtor’s Third Amended Joint Plan of Reorganization with Technical Confirmation and Modifications), until the Closing Date, and (ii) with respect to the TRM Assets, the period of time from the date Seller acquired legal title until the Closing Date.

(jj)               “Seller Taxes” means any and all Taxes (other than Asset Taxes and Transfer Taxes allocated to the Purchaser under Sections 9.1 and 9.2, respectively) (a) imposed by any applicable Laws on Seller if such Taxes could result in a lien or other claim against any of the Assets or the Purchaser Group, (b) allocable to Seller pursuant to Section 9.1, (c) imposed on or with respect to the ownership or operation of the Excluded Assets or (d) otherwise imposed on or with respect to the ownership or operation of the Assets for a Tax period (or portion thereof) ending before the Effective Date.

(kk)           “Taxes” means all federal, state, local, and foreign income, profits, and franchise taxes, Production Taxes, Property-Related Taxes, Transfer Taxes, and gross receipts, goods and services, capital, transfer, or withholding taxes or other governmental fees or charges imposed by any Governmental Authority, including any interest, penalties, or additional amounts which may be imposed with respect thereto.

(ll)               “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

(mm)       “Transfer Taxes” means any sales, use, stock, stamp, document, real property transfer or gain, filing, recording, registration, and similar tax or charge, including any interest or penalties thereon.

(nn)           “TRM Assets” means the “Assets” as defined in the TRM PSA.

(oo)           “TRM PSA” means that certain Purchase and Sale Agreement dated April 6, 2020, between Trinity River Midstream, LLC, as Seller, and Pardus Oil & Gas Operating, LP, as Buyer, attached hereto as Exhibit A-7.

(pp)           “UGR Unit” means, that certain Unit described in and/or formed by that certain Unit Agreement for Fort Trinidad (Upper Glen Rose) Field Unit dated February 12, 1963 as revised, recorded in Volume 386, Page 410 of the Deed Records, Houston County, Texas, and in Volume 148, Page 517, of the Deed Records, Madison County, Texas (the “UGR Unit Agreement”, insofar and only insofar as such Unit covers the Upper Glen Rose formation, to the extent such formation lies within the lateral boundaries of such Unit, both as more particularly described therein. With respect to the UGR Unit and for purposes of defining Defensible Title, the “Unitized Interval” shall mean the stratigraphic equivalent (as to the top and base) of the formation described in the UGR Unit Agreement.

(qq)           “UGR Well” means any oil or gas Well located within the lateral boundaries of the UGR Unit and currently producing from the Unitized interval.

(rr)              “Working Interest” means, with respect to any Unit or Well, the interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for that Unit or Well for the Unitized Interval or Producing Depth, as applicable, but without regard to the effect of any royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production therefrom.

1.3          Excluded Assets. Notwithstanding anything to the contrary in Section  1.2 or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to the Excluded Assets. “Excluded Assets” means the following:

(a)                the Excluded Records;

(b)               all contracts of insurance and all claims, rights and interests of Seller (A) under any policy or agreement of insurance or indemnity agreement, (B) under any bond or security instrument, or (C) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of an Asset prior to the Effective Date;

(c)                all of Seller’s proprietary computer software, patents, trade secrets, copyrights, logos, trademarks, trade names, and other intellectual property;

(d)               any leased equipment and other leased personal property if such property, or the Contract pursuant to which it was leased, is not freely transferrable without payment of a fee or other consideration, unless Purchaser has agreed in writing to pay such fee or consideration;

(e)                except for matters relating to claims or causes of action for which Purchaser has agreed to indemnify Seller pursuant to the terms of this Agreement, all indemnity rights, rights under any Contracts and all other claims of Seller against any third Person to the extent related or attributable to, periods on or prior to the Effective Date (including claims for adjustments or refunds) or for which Seller is liable for payment or required to indemnify Purchaser under Article 11 (whether or not such claims are pending or threatened as of the Execution Date or the Closing Date); provided, however, that, notwithstanding anything herein to the contrary, the claims set forth on Schedule 1.3 shall, in their entirety, constitute Excluded Assets;

(f)                refunds relating to the overpayment of royalties by or on behalf of Seller to any Governmental Authority, to the extent relating to royalties paid with respect to Hydrocarbon production prior to the Effective Date, whether received before, on, or after the Effective Date; and

(g)               any other assets, contracts or rights which are described on Schedule 1.3.

Article 2
PURCHASE PRICE

2.1          Purchase Price & Contingency Value Payment. The purchase price for the Assets shall be (a) the assumption of the Assumed Obligations by Purchaser hereunder plus (b) a contingent payment of cash in an amount not to exceed TWO MILLION AND NO/100 DOLLARS ($2,000,000.00) (such amount, unadjusted by any adjustments provided for in this Agreement or agreed to by the Parties, being herein called the “Cash Base Purchase Price”). The Cash Base Purchase Price shall be adjusted as provided herein (the Cash Base Purchase Price, as so adjusted, and as the same may otherwise be adjusted by mutual agreement of the Parties, being herein called the “Cash Purchase Price”). The Cash Purchase Price shall be payable by Purchaser to Pardus upon the following terms and conditions:

(a)                Within thirty days (30) after the end of each quarter, with the first quarter beginning on the Effective Date and ending on June 30, 2020, Purchaser shall pay over and deliver to Pardus in immediately available funds, together with a CVP Accounting Statement, an amount equal to the following (each, a “Contingent Value Payment,” and, collectively, the “Contingent Value Payments”):

(i)                 If gross production from the Properties for such quarter ended exceeds an average of 325 BOPD at an average realized price of $40 or more per BBL, twenty-five percent (25%) of Net Revenue attributable to production for such quarter attributable to gross production over 325 BOPD and up to and including 400 BOPD; and

(ii)               If gross production from the Properties for such quarter ended exceeds an average of 400 BOPD at an average realized price of $40 or more per BBL, fifty percent (50%) of Net Revenue attributable to production for such quarter attributable to gross production over 400 BOPD.

(b)               The Contingent Value Payments shall terminate upon the earlier to occur of (i) the Cash Purchase Price, as may be adjusted in Article 3.8(c) or Article 11 by reductions to the Contingent Value Payments, being paid in full or (ii) December 31, 2022. For the avoidance of doubt, if the Cash Purchase Price is not paid in full to Seller by December 31, 2022, and Purchaser is not holding any Contingent Value Payments otherwise due to Seller, Purchaser shall have no further obligation or liability whatsoever with respect to such unpaid portion of the potential Cash Purchase Price.

2.2          Allocated Values. Schedule 2.2 sets forth the agreed allocation of the Cash Base Purchase Price among the Units and Wells, and the “Allocated Value” for any Unit or Well equals the portion of the Cash Base Purchase Price that is allocated to such on Schedule 2.2, increased or decreased by a share of each adjustment to the Cash Base Purchase Price under Section 2.3. The share of each adjustment allocated to a particular Unit or Well shall be obtained by allocating that adjustment among the various Units and Wells on a pro-rata basis in proportion to the Cash Base Purchase Price allocated to each such Unit or Well on Schedule 2.2. Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values. Seller and Purchaser agree to amend Schedule 2.2, to reflect adjustments to the Cash Purchase Price and to report the transactions contemplated by this Agreement as adjusted by the Parties.

2.3          Adjustments to Cash Purchase Price. Appropriate adjustments shall be made to the Cash Base Purchase Price in the manner specified below (without duplication), with all such amounts being determined in accordance with Accounting Principles and COPAS standards, as applicable:

(a)                The Cash Base Purchase Price will be increased, without duplication, by the value of merchantable oil which was produced from the Properties before the Effective Date and which was, on the Effective Date, stored in tanks above the pipeline connection at the Effective Date that is credited to Seller’s interest in the Wells in accordance with gauging and other customary industry procedures, which shall be computed by Seller at a price per barrel equal to the average price per barrel equal to the average price per barrel on Seller’s first purchaser statement for the month of March for such stored oil (net of applicable royalties, overriding royalties, production payments, net profits interests, and other burdens on or payable out of production, gathering, processing, and transportation costs and Production Taxes) multiplied by eighty percent (80%).

(b)               The Cash Base Purchase Price will be decreased by all amounts held in suspense by Seller as set forth in Schedule 4.8 and transferred to Purchaser.

(c)               The Parties agree that the estimated Cash Purchase Price is $985,752.98.

2.4          Working Capital Amount. The “Working Capital Amount,” as determined and agreed to by the Parties is $179,643.00, which represents and reflects the only and final adjustment related to pre- and post-Effective Date expenses and revenue related to the Assets. In calculating the Working Capital Amount, the Parties agree that Schedule 2.3 reflects accounts payable to be retained by the Seller. The Parties agree and covenant that after the Closing Date, Purchaser shall be entitled to receive all income, proceeds, receipts, and credits with respect to the Assets, and shall be responsible for all payments related to the Assets, for the periods of time prior to, on, and after the Effective Date.

2.5          Gas Imbalances, Makeup Obligations. It is expressly understood and agreed that, upon the occurrence of Closing, but effective as of the Effective Date, Purchaser shall succeed to and assume the position of Seller with respect to all gas imbalances and make-up obligations related to the Properties (regardless of whether such imbalances or make-up obligations arise at the wellhead, pipeline, gathering system, or other level, and regardless of whether the same arise under contract or otherwise). As a result of such succession, Purchaser shall (a) be entitled to receive any and all benefits which Seller would have been entitled to receive by virtue of such position, and (b) be obligated to bear any detriments which Seller would have been obligated to bear by virtue of such position (including the rights to produce and receive or, the obligation to deliver to others, production volumes attributable to the Properties).

Article 3
TITLE AND ENVIRONMENTAL DUE DILIGENCE

3.1          Purchaser’s Title Review.

(a)               From and after the Execution Date, and pursuant and subject to the terms of Sections 6.1 and 6.4, Purchaser shall have the right to conduct a review of Seller’s title to the Assets. The provisions of this Article 3 and the special warranty of title in the Assignment provide Purchaser’s exclusive remedy with respect to any Title Defects or other deficiencies or defects in Seller’s title to the Properties.

(b)               Purchaser’s rights with respect to title to the Properties pursuant to this Article 3 are limited to the Properties shown on Exhibit A-1 and Exhibit A-2, and Seller hereby expressly disclaims and negates any and all warranties of title whatsoever, whether express, implied, statutory, or otherwise, except for the special warranty of title in the Assignment.

(c)               The Assignment, Deed and Bill of Sale to be executed and delivered by the Parties at Closing (the “Assignment”) shall be in the form attached hereto as Exhibit B, and shall contain a special warranty of Defensible Title during Seller Ownership Period to the Properties shown on Exhibit A-1 and Exhibit A-2 by, through or under Seller, but not otherwise, subject to the Permitted Encumbrances and the limitations contained in this Article 3. Purchaser shall not be entitled to protection under Seller’s special warranty of title in the Assignment against any Title Defect (i) reported by Purchaser to Seller in a Title Defect notice delivered by Purchaser pursuant to Section 3.6(a) prior to the Defect Claim Date or (ii) for which Purchaser had knowledge of, either actual or constructive, but did not submit a Title Defect notice to Seller regarding the same; provided, however, Purchaser shall be entitled to protection after the Closing for any lien, encumbrance or other charge created by, through or under Seller that is liquidated in amount and exceeds the De Minimus Threshold.

3.2          Definition of Defensible Title.

(a)                As used in this Agreement, the term “Defensible Title” means that title of Seller in the Properties which, as of the Execution Date and subject to the Permitted Encumbrances:

(i)                 as to the UGR Unit, entitles Seller to receive not less than the Net Revenue Interest set forth in Schedule 2.2 for the UGR Unit throughout the productive life thereof for the Unitized Interval, and as to the Non-UGR Units and Non-UGR Wells, entitles Seller to receive not less than then Net Revenue Interest set forth in Schedule 2.2 for such Unit or Well throughout the productive life thereof for the Producing Depth, except, in either case, (A) decreases in connection with those operations in which Seller may elect after the date hereof to be a non-consenting co-owner, (B) decreases resulting from the establishment or amendment, after the date hereof, of pools or units, (C) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, and (D) as stated expressly in Exhibit A-2;

(ii)               as to the UGR Unit, obligates Seller to bear a Working Interest for the UGR Unit that is not greater than the Working Interest set forth in Schedule 2.2 for the UGR Unit without increase throughout the productive life thereof for the Unitized Interval, and as to the Non-UGR Units and Non-UGR Wells, obligates Seller to bear a Working Interest for such Unit or Well that is not greater than the Working Interest set forth in Schedule 2.2 for such Unit or Well without increase throughout the productive life thereof for the Producing Depth, except, in either case, (A) as stated expressly in Exhibit A-2, (B) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or applicable Law, and (C) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest for such Unit or Well; and

(iii)             is free and clear of liens, encumbrances, obligations, or defects, other than Permitted Encumbrances.

(b)               As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation, or defect, including a discrepancy in Net Revenue Interest or Working Interest, that causes Seller’s title to any Unit or Well described on Schedule 2.2 to be less than Defensible Title as to the Unitized Interval or Producing Depth, as applicable.

3.3          Definition of Permitted Encumbrances. As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a)                lessors’ royalties, non-participating royalty interests, net profits, and any overriding royalties, reversionary interests, back-in interests, and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller’s Net Revenue Interest in any Unit or Well as to the Unitized Interval or Producing Depth, as applicable, below that shown in Schedule 2.2 or increase Seller’s Working Interest in any Unit or Well as to the Unitized Interval or Producing Depth, as applicable, above that shown in Schedule 2.2 without a corresponding increase in the Net Revenue Interest;

(b)               the terms of all Leases, Contracts, Surface Rights, and any other agreements applicable to the Assets, including provisions for obligations, penalties, suspensions, or forfeitures contained therein, to the extent that they do not, in the absence of non-consent elections made or default occurring after the Execution Date, individually or in the aggregate, reduce Seller’s Net Revenue Interest in any Unit or Well as to the Unitized Interval or Producing Depth, as applicable, below that shown in Schedule 2.2 or increase Seller’s Working Interest in any Unit or Well as to the Unitized Interval or Producing Depth, as applicable, above that shown in Schedule 2.2 without a corresponding increase in the Net Revenue Interest;

(c)                third Person consent requirements and similar restrictions (i) that are not applicable to the sale of the Assets contemplated by this Agreement, (ii) if waivers or consents are obtained from the appropriate Persons prior to the Closing Date, (iii) if the appropriate time period for asserting the right has expired, (iv) that need not be satisfied prior to a transfer of such Asset, (v) which are not Material Consents; or (vi) that relate to Excluded Records or other Excluded Assets;

(d)               liens for Taxes not yet delinquent or, if delinquent, being contested in good faith in the ordinary course of business and for which Seller has agreed to pay pursuant to the terms hereof or which have been prorated pursuant to the terms hereof;

(e)                liens created under the terms of the Leases, Contracts or Surface Rights that, in each case, are for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(f)                materialman’s, warehouseman’s, workman’s, carrier’s, mechanic’s, vendor’s, repairman’s, employee’s, mineral contractor’s, mineral subcontractor’s, other contractor’s, and operator’s liens, construction liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions and that will remain the responsibility of Seller (to the extent relating to capital expenses and operating expenses prior to the Effective Date), the Parties acknowledging that this Section does not modify the Parties’ agreement with respect to Property Costs pursuant to Section 1.1;

(g)               all rights to consent, and any required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(h)               easements, rights-of-way, covenants, servitudes, permits, surface leases, conditions, restrictions, and other rights, including rights of a common owner, included in or burdening the Assets for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities, and equipment, in each case, to the extent they do not materially detract from the value of or materially interfere with the use, operation or ownership of the Assets subject thereto or affected thereby (as currently used, owned and operated);

(i)                 any lien, charge, or other encumbrance which is expressly waived, assumed, bonded, or paid by Purchaser on or prior to Closing or which is discharged by Seller at or prior to Closing;

(j)                 failure to recite marital status in a document or omissions of successors or heirship or estate proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Property;

(k)               lack of a survey, unless a survey is required by Law;

(l)                 any failure of the records to reflect sufficient production or operations over any period of time unless the applicable lessor has alleged in writing that such failure has caused the applicable Lease to terminate or expire;

(m)             all applicable Laws and rights reserved to or vested in any Governmental Authorities (i) to control or regulate any of the Assets in any manner, (ii) to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, (iii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets, (iv) to use any Asset in a manner which does not materially impair the use of such Asset for the purposes for which it is currently owned and operated, or (v) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license or permit;

(n)               any liens, defects, burdens or irregularities which are based solely on a lack of information in Seller's or any of Seller’s Affiliates’ files;

(o)               assertions based solely on Seller’s, Seller’s representatives’ or the applicable operator’s files lack information (including title opinions), or defects based on the inability to locate an unrecorded instrument of which Purchaser has constructive or inquiry notice by virtue of a reference to such unrecorded instrument in any instrument provided or made available to Purchaser by Seller or in a recorded instrument (or a reference to a further unrecorded instrument in such unrecorded instrument), if no claim has been made under such unrecorded instruments within the last ten (10) years;

(p)               lack of evidence of, or other defects with respect to, authorization, execution, delivery, acknowledgment, or approval of any instrument in Seller’s chain of title absent affirmative evidence of an actual claim of superior title from a third Person attributable to such matter;

(q)               defects involving a counterparty no longer in existence or in bankruptcy or receivership;

(r)                 any matter that is capable of being cured, released or waived by any Law of limitation or prescription, including adverse possession and the doctrine of laches or which has existed for more than twenty (20) years and no affirmative evidence shows that another Person has asserted a superior claim of title to the Assets;

(s)                unreleased instruments (including prior oil and gas leases and mortgages) absent specific evidence that such instruments continue in force and effect and constitute a superior claim of title to the applicable Property;

(t)                 depth severances or any other change in Seller’s Working Interest, Net Revenue Interest for a Unit or Well for depths above or below the Unitized Interval or Producing Depth, as applicable;

(u)               any matters reflected on Exhibit A-1, Exhibit A-2, or Schedule 3.3;

(v)               maintenance of uniform interest provisions (i) contained in any Contract to the extent compliance with such provisions has been waived in writing by the parties to such Contract, or (ii) contained in any Lease to the extent the applicable lessor has waived compliance with such provisions in writing or breach of such provisions will not result in a suspension of material rights under such Lease, the right of the lessor to terminate such Lease, the termination of such Lease or a material liability to Purchaser;

(w)             any Title Defect Purchaser has expressly waived in writing or which is deemed to have waived under Section 3.1(c);

(x)               defects arising from the existence of prior oil and gas leases that have expired but that are not surrendered or released of record;

(y)               defects solely based on Seller’s failure to have a title opinion, title insurance or policy on any Property;

(z)                any defect for which the value is less than the De Minimus Threshold; and

(aa)            defects solely based on Seller’s failure to close under the TRM PSA or failure to hold legal title to the TRM Assets prior to the Closing Date.

3.4          Environmental Assessment; Environmental Defects.

(a)                From and after the Execution Date, Purchaser shall have the right to conduct, or cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”), to conduct, an inspection of the environmental condition of the Properties (the “Environmental Review”) which shall be limited to conducting a Phase I Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-13) (“Phase I”). Seller shall have the right to have one or more representatives accompany Purchaser and the Environmental Consultant at all times during the Environmental Review. The Environmental Review shall not include any sampling, boring, operation of Equipment, or other invasive activity without the prior written consent of Seller, which consent can be withheld in Seller’s sole discretion, and that of any applicable third Person operator. In performing its Environmental Review, Purchaser shall (and shall cause the

Environmental Consultant and Purchaser’s other representatives to): (i) perform all work in a safe and workmanlike manner; (ii) perform all work in such a way as to not unnecessarily or unreasonably interfere with the operation of any Property or the business of Seller; (iii) comply with all applicable Laws; and (iv) at its sole cost, risk, and expense, restore the Properties to their condition prior to the commencement of the Environmental Review.

(b)               Except (i) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement, (ii) as may be required by applicable Law, or (iii) for information which is or becomes public knowledge through no fault of the Person against whom this sentence is sought to be enforced, Purchaser and Seller and their respective Affiliates shall maintain, and shall cause their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors to maintain, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the Environmental Review (the “Environmental Information”) strictly confidential, and shall not disclose all or any portion of the Environmental Information to any third Person without the consent of Purchaser or Seller, as applicable, which consent shall not be unreasonably withheld or delayed. Each Party shall be responsible for the compliance of its Affiliates, and its and their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors with the immediately preceding sentence.

(c)                Equipment and sites included in the Assets may contain naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM. Hazardous materials, including asbestos and NORM may have come into contact with various environmental media, including water, soils, or sediment. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, Seller makes no, and hereby disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM in or on the Assets or Equipment.

3.5          Environmental Defects. As used in this Agreement, the term “Environmental Defect” means, with respect to any given Property, an individual environmental condition that (i) constitutes a violation of Environmental Laws in effect as of the date of this Agreement in the jurisdiction in which such Property is located and (ii) would, consistent with the policies and procedures of a Governmental Authority, cause such Governmental Authority to require such condition to be corrected or otherwise remediated; provided, however, that the term “Environmental Defect” shall not include (i) current or future obligations to plug or abandon any Well, (ii) the matters addressed in Section 3.4(c), or the matters, if any, that are disclosed on Schedule 4.7, or (iii) any defect or condition for which the value is less than the De Minimus Threshold.

3.6          Notice of Title and Environmental Defects.

(a)                To assert a claim arising out of a Title Defect, Purchaser must deliver a defect claim notice or notices to Seller promptly upon discovery of such Title Defect but in no event later than 5:00 p.m. local time in Fort Worth, Texas, forty-five (45) days after the Closing

Date (the “Defect Claim Date”). In the event Purchaser is unable to conduct title due diligence at any applicable County Clerk’s office due to a shelter-in-place or other governmental order related to Coronavirus Disease 2019 (COVID-19), the Parties agree to negotiate in good faith as to an appropriate extension of the Defect Claim Date in order to provide Purchaser with a similar amount of time to conduct title due diligence. Each such notice shall be in writing and shall include:

(i)                a description of the alleged Title Defect(s);

(ii)               the Property affected;

(iii)             the Allocated Value of the Property subject to the alleged Title Defect(s);

(iv)             copies of supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect(s); and

(v)              Purchaser’s good faith reasonable estimate of the Title Defect Amount attributable to such individual alleged Title Defect and the computations and information upon which Purchaser’s estimate is based.

WITHOUT LIMITATION OF PURCHASER’S RIGHTS PURSUANT TO THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT, PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE DEFECTS OR OTHER DEFICIENCIES OR DEFECTS IN SELLER’S TITLE TO THE PROPERTIES (AND ANY ADJUSTMENTS TO THE CONTINGENT VALUE PAYMENTS ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE A VALID TITLE DEFECT CLAIM NOTICE THAT SATISFIES ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION.

(b)               To assert a claim for an Environmental Defect, Purchaser must promptly upon discovery of such Environmental Defect, but in no event later than the Defect Claim Date, deliver to Seller one or more notices relating to Environmental Defects, which notices shall be in writing and shall include:

(i)                a description of the Environmental Defect, including the specific provisions of the Environmental Laws alleged to be violated and the facts that substantiate such alleged violation;

(ii)               a specific description of the Properties affected;

(iii)             a copy of any environmental reports and results generated by the Environmental Consultant and any environmental assessments, reports, data, and information or other records that explain the basis for the Environmental Defect, together with documentation and Environmental Information as is reasonably necessary for Seller to verify the existence of the alleged Environmental Defects; and

(iv)             Purchaser’s good faith reasonable estimate, calculated by Purchaser using the most cost-effective manner reasonably available and consistent with industry practice, of the Environmental Defect Amount attributable to such individual alleged Environmental Defect and the computations and information upon which Purchaser’s estimate is based.

PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES (AND ANY ADJUSTMENTS TO THE CONTINGENT VALUE PAYMENTS ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE.

EXCEPT FOR THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT, THIS SECTION SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS AND OTHER DEFICIENCIES IN TITLE TO THE ASSETS AND ANY ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES. IN THIS REGARD AND WITHOUT LIMITATION OF THE PRECEDING SENTENCE, IF A TITLE DEFECT OR OTHER DEFICIENCY IN TITLE TO THE ASSETS OR ENVIRONMENTAL DEFECT OR OTHER DEFECT OR DAMAGE RELATED TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES RESULTS FROM ANY MATTER WHICH COULD ALSO RESULT IN THE BREACH OF ANY REPRESENTATION OR WARRANTY OF SELLER AS SET FORTH IN Article 4 OF THIS AGREEMENT, THEN PURCHASER SHALL ONLY BE ENTITLED TO ASSERT SUCH MATTER PRIOR TO THE DEFECT CLAIM DATE AS A TITLE DEFECT OR ENVIRONMENTAL DEFECT, AS APPLICABLE, IN EACH CASE, TO THE EXTENT PERMITTED BY THIS ARTICLE 3 AND SHALL BE PRECLUDED FROM ALSO ASSERTING SUCH MATTER AS THE BASIS OF THE BREACH OF ANY SUCH REPRESENTATION OR WARRANTY. FURTHER, WITHOUT LIMITING THE PRECEDING SENTENCES, EXCEPT FOR THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT, PURCHASER RELEASES, REMISES, AND FOREVER DISCHARGES SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, SHAREHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY TITLE DEFECT, ENVIRONMENTAL DEFECT, OR OTHER DEFICIENCY IN TITLE TO, OR OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF, ANY ASSET.

3.7          Calculation of Title Defect Amounts and Environmental Defect Amounts.

(a)                The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i)                if Purchaser and Seller agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)              if the Title Defect is a lien, encumbrance, or other charge which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the lien, encumbrance, or other charge from Seller’s interest in the affected Property;

(iii)             if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Unit or Well and (B) the Net Revenue Interest stated on Schedule 2.2 for such Unit or Well, and for which there is not any change in the Seller’s Working Interest ownership for such Unit or Well from that set forth Schedule 2.2 for such Unit or Well, as applicable, then the Title Defect Amount shall be the product of the Allocated Value of such Unit or Well multiplied by a fraction, the numerator of which is the decrease in Seller’s Net Revenue Interest and the denominator of which is Seller’s Net Revenue Interest stated on Schedule 2.2 for such Unit or Well; provided, however, that if the Title Defect does not affect the Unit or Well throughout its entire productive life, the Title Defect Amount shall be reduced to take into account the applicable time period only;

(iv)             if the Title Defect represents an obligation, encumbrance, burden, or charge upon, or other defect in title to, the affected Property of a type not described in subsections (i), (ii), or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property affected by the Title Defect, the legal effect of the Title Defect, the potential discounted economic effect of the Title Defect over the productive life of the affected Property, the values placed upon the Title Defect by Purchaser and Seller, the age of the factual matters causing or constituting the alleged Title Defect, the probability that title failure will occur with respect to any Title Defect that represents only a possibility of title failure, and such other factors as are necessary to make a proper evaluation;

(v)              the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder or for which Purchaser otherwise receives credit in the calculation of the Purchase Price.

(vi)             The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

(vii)            if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(viii)          the Environmental Defect Amount shall include, but shall not exceed, the reasonable cost of the response required under Environmental Laws that addresses the applicable Environmental Defect to the extent required by applicable Environmental Laws as of the Defect Claim Date at the lowest cost (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Property as currently operated and any potential material additional costs or liabilities that may likely arise as a result of such response) as compared to any other response that is required under Environmental Laws;

(ix)             the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses included in another Environmental Defect Amount or adjustment to the Cash Purchase Price hereunder.

3.8          Cure, Adjustments to Cash Purchase Price & Defects Threshold.

(a)       Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure or remove, any alleged Title Defects or Environmental Defects of which Seller has been advised by Purchaser pursuant to Section 3.6(a) or (b).

(b)       The election by Seller to attempt to cure one or more of such alleged Title Defects or Environmental Defects shall not constitute a waiver of any of the rights of Seller pursuant to this Article 3, including Seller’s right to dispute the existence, nature, or value of such Title Defect or Environmental Defect.

(c)       Regardless of whether the aggregate value of all Title Defects or the aggregate of all Environmental Defects, when taken separately and not cumulatively, submitted prior to the Defect Claim Date exceeds twenty percent (20%) of the Cash Base Purchase Price, the Contingent Value Payments shall not be reduced by more than twenty percent (20%) of the Cash Base Purchase Price, and any excess Title Defect Amount or Environmental Defect Amount shall be borne solely by Purchaser.

3.9          Notice to Holders of Consent and Preferential Purchase Rights. Promptly after the date hereof, Seller shall prepare and send (a) notices to the holders of any Material Consents to assignment that are set forth on Schedule 3.9 requesting consents to the transactions contemplated by this Agreement and (b) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 3.9 in compliance with the terms of such rights and requesting waivers of such rights. Seller shall not be required to make any payments or undertake any obligations for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents, approvals, permissions, and waivers.

3.10        Consent Requirements.

(a)                Unless the Parties otherwise agree, any Asset for which a Material Consent has not been obtained prior to Closing shall nevertheless be transferred at Closing. Seller shall deliver a written notice to Purchaser on or before five (5) Business Days prior to Closing setting forth each Material Consent requirement which, as of such date, has not been satisfied or waived.

(b)               The Parties shall continue after Closing to use commercially reasonable efforts to obtain the Material Consent so that such Properties can be transferred to Purchaser upon receipt of the Material Consent, and, if permitted pursuant to applicable Law and agreement, such Properties shall be held by Seller for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder or with respect thereto, and Purchaser shall be responsible for the performance of any obligations under or with respect to such Properties to the extent that Purchaser has been transferred the Properties necessary to such performance until the applicable Material Consent is obtained.

(c)                In cases in which the Asset subject to such a Material Consent requirement is a Property and the Material Consent to the transfer of such Property is not obtained within ninety (90) days after the Closing Date, either Party may elect to exclude the Property subject to such Material Consent and (i) the affected Property shall be re-conveyed to Seller, and (ii) the Contingent Value Payments shall be reduced by the Allocated Value of such Property.

3.11       Limitations on Applicability. Except for the special warranty of title in the Assignment, Purchaser’s rights with respect to Title Defects and Environmental Defects shall terminate as of the Defect Claim Date.

Article 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, each of Pardus and Pardus Operating GP (for purposes of this Article 4, each, individually, a “Subject Seller”), severally and only as to itself, represents and warrants to the Purchaser the matters set out below.

4.1          Seller.

(a)                Pardus is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Pardus has all requisite power and authority to carry on its business as now conducted. Pardus is duly licensed or qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which such qualification is required by Law for Pardus to own and, as applicable, operate the Properties it owns that are located in such jurisdiction.

(b)               Pardus Operating, LP is a limited partnership duly organized, validly existing, and in good standing under the Laws of the State of Texas. Pardus Operating, LP has all requisite power and authority to carry on its business as now conducted. Pardus Operating, LP is duly licensed or qualified to do business as a foreign limited partnership and is in good standing in each jurisdiction in which such qualification is required by Law for Pardus Operating, LP to own and, as applicable, operate the Properties it owns that are located in such jurisdiction.

(c)                Pardus Operating GP is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Texas. Pardus Operating GP has all requisite power and authority to carry on its business as now conducted. Pardus Operating GP is duly licensed or qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which such qualification is required by Law for Pardus Operating GP to own and, as applicable, operate the Properties it owns that are located in such jurisdiction.

(d)               Such Subject Seller has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by such Subject Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(e)                The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by such Subject Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Subject Seller. This Agreement has been duly executed and delivered by such Subject Seller (and all documents required to be executed and delivered by such Subject Seller at Closing shall be duly executed and delivered by such Subject Seller), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of such Subject Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(f)                The execution, delivery and performance of this Agreement by such Subject Seller, and the consummation of the transactions contemplated by this Agreement do not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or limited partnership agreement or bylaws, as applicable, of such Subject Seller, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which such Subject Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to such Subject Seller as a party in interest, or (iv) violate any Laws applicable to such Subject Seller, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

4.2          Litigation. As to the Pardus Assets, except as set forth on Schedule 4.2: (a) there are no actions, suits, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the Assets; and (b) there are no actions, suits, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator against Seller, which are reasonably likely to impair or delay materially Seller’s ability to perform its obligations under this Agreement.

4.3          Taxes. As to the Pardus Assets, except with respect to those Taxes prorated between Seller and Purchaser as provided in Section 12.7, during Seller Ownership Period, Seller has filed in a timely manner all returns it was required to file in connection with all Property-Related Taxes and Production Taxes imposed upon or assessed with respect to, measured by, charged against, or attributable to the Properties or Hydrocarbon production therefrom or allocable thereto and has paid all Property-Related Taxes and Production Taxes shown on such returns as owing that are due or payable. As to the Pardus Assets, the Properties are not otherwise subject to, for federal income Tax purposes, a partnership among Seller and any other Person for which a partnership income Tax Return is required to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code (other than a partnership for which an election to be excluded from such provisions is in effect pursuant to the provisions of Section 761 of the Code and the regulations thereunder).

4.4          Liability for Brokers’ Fees. As to the Pardus Assets, Seller has not engaged any financial advisor, broker, agent, or finder, or incurred any liability, contingent or otherwise, in favor of any other such Person relating to the transactions contemplated by this Agreement for which Purchaser will have any responsibility hereunder.

4.5          Compliance with Laws. The ownership and operation of the Pardus Assets during Seller Ownership Period have been in substantial compliance with all applicable Laws.

4.6         Imbalances. As to the Pardus Assets, except for normal pipeline imbalances that are adjusted in kind by the purchasing or transporting pipeline each month, and except for the imbalances described in Schedule 4.6, there are no wellhead imbalances or other imbalances attributable to the Wells.

4.6          Environmental.

(a)       As to the Pardus Assets, except as set forth on Schedule 4.7, to Seller’s knowledge, operations by Seller during Seller Ownership Period have not been, and are not, in violation of any applicable Environmental Laws except for (i) violations that have been fully remedied or resolved to the satisfaction of Governmental Authorities having jurisdiction over such matters or (ii) violations that are not required by Law to be reported or disclosed to Governmental Authorities having jurisdiction over such matters.

(b)       As to the Pardus Assets, to Seller’s knowledge, the Assets have not been in violation of any material Permit required under applicable Environmental Laws during Seller Ownership Period.

(c)       As to the Pardus Assets, to Seller’s knowledge, during Seller Ownership Period, Seller has not received notice of any fines or penalties assessed against the Assets related to any violation of Environmental Laws.

(c)       As to the Pardus Assets, seller has not entered into, and is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or other directives of any Governmental Authority that are in existence as of the date of this Agreement, that relate to the future use of any of the Assets and that require any change in the present condition of any of the Assets.

(d)       As to the Pardus Assets, seller has not received written notice during Seller Ownership Period from any Governmental Authority of any release or disposal of any Hazardous Substance concerning any land, facility, asset or property included in the Assets that would reasonably be expected to materially interfere with or prevents compliance by Seller with, or constitute a material violation of, any Environmental Law or the terms of any license or permit issued pursuant thereto.

4.7          Preferential Rights. As to the Pardus Assets, there are no preferential rights to purchase existing in third parties that are applicable to the Assets.

4.8          Suspense Accounts. As to the Pardus Assets, Schedule 4.8 contains a true and complete list of all amounts held in suspense by Seller in its capacity as operator of the Wells during Seller Ownership Period with respect to Hydrocarbon production from or allocable to such Wells during Seller Ownership Period, including the name of the relevant Well, the dollar amount held in suspense, and the payee or potential payee with respect thereto.

4.9          Capital Expenditures. As to the Pardus Assets, with respect to the period from the Execution Date through the Closing Date, Seller has incurred no expenses, and has made no commitments to make expenditures in connection with the ownership or operation of the Assets after the Effective Time, other than with respect to routine operations performed in the ordinary course of operating the Wells, which operations are, individually, estimated to cost ten thousand dollars ($10,000) or more, net to Seller’s interest, except for those set forth in Schedule 4.9.

4.10        Material Contracts. As to the Pardus Assets, to Seller’s knowledge, Schedule 4.10 contains a true and accurate list of all Contracts that are material to the ownership or operation of the Assets, other than the Leases (the “Material Contracts”). During Seller Ownership Period, Seller has not received any written notice alleging a material breach or default of its obligations under any Material Contracts, except those set forth in Schedule 4.10(a).

4.11        Plugging and Abandonment. As to the Pardus Assets, to Seller’s knowledge, any well drilled on the Properties that has been plugged and abandoned by Seller has been plugged and abandoned in all material respects in accordance with applicable Law. During Seller Ownership Period, Seller has not received any written notice from any Governmental Authority alleging that any well drilled on the Properties in which Seller owned an interest had not been plugged and abandoned in accordance with applicable Law.

4.12        Royalties. As to the Pardus Assets, to Seller’s knowledge, all rentals, royalties and other payments due under the Assets during Seller Ownership Period have been properly and timely paid or properly accounted for as suspended revenues.

4.13        Accounts Payable. As to the Pardus Assets, Seller’s good faith estimate is that the total unpaid and outstanding accounts payable or other liabilities related to the Assets prior to the Effective Time amount to approximately $482,019.56.

4.14        Pardus LP Shares; Pardus Operating, LP.4.15

(a)                Seller is authorized to transfer and assign the Pardus LP Shares to Purchaser.

(b)               Seller is the record owner of and has good and valid title to the Pardus LP Shares, free and clear of all liens, encumbrances, obligations, or defects. The Pardus LP Shares constitute 100% of the total issued and outstanding ownership interests in Pardus Operating, LP. The Pardus LP Shares have been duly authorized and are validly issued, fully-paid and non-assessable. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Pardus LP Shares, free and clear of all liens, encumbrances, obligations, or defects.

(c)                The Pardus LP Shares were issued in compliance with applicable Laws. The Pardus LP Shares were not issued in violation of the limited partnership agreement or other organizational documents of Pardus Operating, LP or any other agreement, arrangement or commitment to which Seller or Pardus Operating, LP is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(d)               There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any ownership interests in Pardus Operating, LP or obligating Seller or Pardus Operating, LP to issue or sell any ownership interests (including the Pardus LP Shares), or any other interest, in Pardus Operating, LP. Other than the limited partnership agreement of Pardus Operating, LP, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Pardus LP Shares.

(e)                Pardus Operating, LP has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except those which have been incurred in the ordinary course of business and which are not, individually or in the aggregate, material in amount.

4.19        Limitations.

(a)                Except as and to the extent expressly set forth in this Article 4, (i) such Subject Seller makes no representations or warranties, express or implied, and Purchaser hereby expressly waives same, and (ii) such Subject Seller expressly disclaims, and Purchaser hereby expressly waives, all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or representatives (including any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative, or advisor of such Subject Seller or any of its or their Affiliates).

(b)               EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS Article 4 or IN THE ASSIGNMENT, SELLER MAKES NO, AND HEREBY EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE

CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OF SELLER, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (X) COMPLIANCE WITH ANY ENVIRONMENTAL LAW OR (XI) THE ENVIRONMENTAL CONDITION OF ANY OF THE ASSETS, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE TO ENTER INTO THIS AGREEMENT. SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

(c)              Any representation “to the knowledge of Seller”, “to Seller’s knowledge”, “to the knowledge of such Subject Seller” or “to such Subject Seller’s knowledge” is limited to matters within the actual knowledge of Dan Morrison and Tom McNutt.

(d)               NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, (I) TO THE EXTENT ANY REPRESENTATION OR WARRANTY OF SELLER SET FORTH IN THIS ARTICLE 4 RELATES TO ANY ASSETS OR PROPERTIES WHICH ARE NOT OPERATED BY SELLER, SUCH REPRESENTATION OR WARRANTY SHALL BE DEEMED TO BE LIMITED TO THE KNOWLEDGE OF SELLER, AND (II) SELLER MAKES NO, AND EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATED TO ANY ASSET WHICH IS OPERATED BY, OR ON BEHALF OF, PURCHASER OR ANY OF ITS AFFILIATES, AND NONE OF SELLER’S COVENANTS OR AGREEMENTS SET FORTH HEREIN SHALL APPLY TO ANY SUCH ASSET.

(e)                Inclusion of a matter on any of the Schedules which are referenced in this Article 4 (the “Seller Disclosure Schedules”) with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Seller Disclosure Schedules may include matters not required by the terms of the Agreement to be listed on the schedules, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled on any of the Seller Disclosure Schedules as an exception for any representation and/or warranty shall be deemed to be an exception to all representations and/or warranties for which it is reasonably relevant.

4.20        TRM Assets. Purchaser acknowledges that the TRM Assets are subject to the terms, conditions, exceptions, and defects set forth in the TRM PSA and Exhibits and Schedules attached thereto. Except as otherwise expressly set forth herein, Seller makes no representations or warranties as to the TRM Assets except as follows: During Seller Ownership Period, Seller has not received written notice (i) of any actions, suits, or proceedings asserted by any Person, including by a Governmental Authority alleging a violation of any applicable Environmental Laws, (ii) alleging a material breach or default of Seller’s obligations under any Material Contracts, or (iii) from any Governmental Authority alleging that any well drilled on the TRM Assets in which Seller owned an interest had not been plugged and abandoned in accordance with applicable Law.

Article 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

5.1          Existence and Qualification. Purchaser is a limited liability company organized, validly existing, and in good standing under the Laws of the state of Delaware.

5.2          Power. Purchaser has the power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

5.3          Authorization and Enforceability. The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.4          No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation or limited liability company agreement of Purchaser, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (d) violate any Law applicable to Purchaser, except any matters described in clauses (b), (c), or (d) above which would not have a Material Adverse Effect on Purchaser or its properties.

5.5          Consents, Approvals or Waivers. The execution, delivery, and performance of this Agreement by Purchaser will not be subject to any consent, approval, or waiver from any Governmental Authority or other third Person.

5.6          Litigation. There are no actions, suits, or proceedings pending, or, to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.

5.7          Financing. At the Closing, Purchaser will have, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Closing Payment to Seller at the Closing and to fulfill its obligations under this Agreement.

5.8          Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

5.9          Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (a) it has completed such independent investigation, verification, analysis, and evaluation of the Assets and has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to enter into this Agreement, and (b) prior to Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Seller in Article 4 of this Agreement, the Assignment or the certificate to be delivered to Purchaser pursuant to Section 8.2(j) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis, and evaluation. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Purchaser, and, except as set forth in Article 10, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

5.10       Opportunity to Verify Information. Purchaser and its representatives have, or will have before Closing, (a) been permitted full and complete access to all materials relating to the Assets, (b) been afforded the opportunity to ask all questions of Seller (or one or more Persons acting on Seller’s behalf) concerning the Assets, (c) been afforded the opportunity to investigate the condition, including the subsurface condition, of the Assets, and (d) had the opportunity to take such other actions and make such other independent investigations as Purchaser deems necessary to evaluate the Assets and understand the merits and risks of an investment therein and to verify the truth, accuracy, and completeness of the materials, documents, and other information provided or made available to Purchaser (whether by Seller or otherwise). At Closing, Purchaser shall be deemed to have knowledge of all facts contained in such materials, documents, and other information, and of any omission or absence of facts from such materials, documents, and other information which would have been discovered by Purchaser’s exercise of reasonable care and due diligence. ABSENT ANY FRAUDULENT CONDUCT BY SELLER, Purchaser hereby waives any claims arising out of any materials, documents, or other information provided OR MADE AVAILABLE to Purchaser (WHETHER OR NOT BY SELLER), whether under this Agreement, at common law, by statute, or otherwise.

5.11       No Brokers. Purchaser has not engaged any financial advisor, broker, agent, or finder, or incurred any liability, contingent or otherwise, in favor of any other such Person relating to the transactions contemplated by this Agreement for which Seller will have any responsibility hereunder.

5.12       Qualification; Bonding. Purchaser is, or as of the Closing will be, qualified under applicable Laws to hold Leases, Surface Rights, and other rights included in the Assets which are issued by any applicable Governmental Authority. Purchaser has, or as of the Closing will have, posted such bonds and other financial assurances, and provided such evidence of financial responsibility, as may be required for the ownership and operation of the Assets by applicable Law, Governmental Authority, or contract. To Purchaser’s knowledge, no fact or condition exists with respect to the Assets which may cause any Governmental Authority to withhold its approval of the assignment of the Assets contemplated herein or the transactions contemplated hereby.

5.13       Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser (whether by Purchaser or a third Person). Immediately prior to, and immediately subsequent to, the Closing, (a) Purchaser will not have incurred, nor does it intend to or believe that it will incur, debts (including contingent obligations) beyond its ability to pay such debts as such debts mature or come due (taking into account the timing and amounts of cash to be received from any source, and amounts to be payable on or in respect of debts), (b) the amount of cash available to Purchaser after taking into account all other anticipated uses of funds is anticipated to be sufficient to pay all such amounts on or in respect of debts, when such amounts are required to be paid, and (c) Purchaser will have sufficient capital with which to conduct its business.

5.14       Pardus LP Shares. Purchaser is willing and able to undertake all of the obligations of the Seller, if any, as owner of the Pardus LP Shares, including, but not limited to, obligations under the limited partnership agreement to which the Pardus LP Shares are subject.

Article 6
COVENANTS OF THE PARTIES

6.1          Access. Upon execution of this Agreement until the Closing Date, subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its representatives reasonable access to the Assets operated by Seller and access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s possession for the purpose of conducting a confirmatory review of the Assets, but only to the extent that Seller may do so without (a) violating applicable Laws, (b) violating any obligations to any third Person, (c) waiving any legal privilege of Seller, any of its Affiliates or its counselors, attorneys, accountants or consultants, and (d) to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the business of Seller. All investigations and due diligence conducted by Purchaser or any of Purchaser’s representatives shall be conducted at Purchaser’s sole cost, risk and expense and any conclusions made from any examination done by Purchaser or any of Purchaser’s representatives shall result from Purchaser’s own independent review and judgment.  Seller or its designee shall have the right to accompany Purchaser and its representatives whenever they are on site on the Assets.

6.2          Notification of Breaches. Until the Closing,

(a)                Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b)               Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

6.3          Operation of Business. Until the Closing, unless consented to in writing by Purchaser and except for situations where emergency action is taken in the face of risk to life, property or the environment, Seller will continue the operation of the Assets in the ordinary course of business consistent with past practices (or, where Seller is not the operator of a Property, Seller will continue actions as a non-operator in the ordinary course of business consistent with past practices), and will:

(a)                not transfer, sell, hypothecate, encumber, or otherwise dispose of any of the Assets, except for sales and dispositions (i) of Hydrocarbons in the ordinary course of business, and (ii) of equipment and materials constituting an Asset made in the ordinary course of business and replaced with items of comparable quality;

(b)               maintain insurance coverage on the Assets in the amount and of the types currently maintained by Seller and not make any election to be excluded from any coverage provided by an operator for the joint account pursuant to a joint operating, unit operating, or similar Contract;

(c)                not voluntarily relinquish operatorship of any Asset or otherwise agree to any change of operator of any Asset;

(d)               not exercise or waive any preferential purchase rights arising with respect to any of the Assets, whether under any operating agreements applicable to the Assets, or otherwise;

(e)                give prompt written notice to Purchaser (including copies thereof) of any notice of asserted default or violation received or given by Seller in writing under any Lease, Contract, Law or Permit that affects any Asset; and

(f)                notify Purchaser in the event that Seller receives or generates an authorities for expenditures (each an “AFE”) in excess of Ten Thousand Dollars ($10,000) (net to Seller’s interest in the AFE).

6.4          Indemnity Regarding Access. Purchaser’s access to the Assets and its (and its Affiliates and representatives) examinations and inspections, whether under Section 6.1, 3.4, or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser waives and releases all claims against Seller, ITS Affiliates, and each of their respective partners, members, officers, directors, employees, attorneys, contRactors, agents, or other representatives, arising in any way therefrom, or in any way connected therewith, eXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. Purchaser agrees to indemnify, defend, and hold harmless Seller and its Affiliates and all such Persons’ directors, officers, employees, agents, and representatives from and against any and all Damages, including Damages attributable to personal injury, death, or property damage, arising out of, or relating to, access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, or representatives, even if caused in whole or in part by the negligence (whether sole, joint, or concurrent), strict liability, or other legal fault of any indemnified Person, eXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE

PURSUANT TO Article 6 OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION. NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO THE INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR WITH RESPECT TO PROPERTIES TO WHICH THE INFORMATION RELATES. PURCHASER EXPRESSLY AGREES THAT ANY RELIANCE UPON such information, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT.

6.5          Property Operations. Within five (5) Business Days after Closing, Seller will send out notifications of its resignation as operator for all Properties that Seller currently operates, and Seller's successor operator shall be determined in accordance with the process and procedures of the Contracts applicable to each Property. Seller makes no representation and/or warranty to Purchaser as to the transferability or assignability of operatorship of such Properties, but Seller shall cooperate with Purchaser and use its commercially reasonable efforts (without the assumption of any obligations other than the obligation to cast its vote in accordance with the terms hereof) to cause operatorship of its respective Assets to be transferred to Purchaser. Purchaser acknowledges that Purchaser may or may not succeed to Seller as operator of each of the Properties as to which Seller is currently the operator.

6.6          Further Assurances. After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Article 7
CONDITIONS TO CLOSING

7.1          Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Seller, waiver on or prior to Closing of each of the following conditions:

(a)                The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects (and in all respects in the case of representations and warranties qualified by materiality or Material Adverse Effect) as of the Execution Date and as of the Closing Date as though made again on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and accurate as of such specified date);

(b)               Purchaser shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by materiality or Material Adverse Effect), all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;

(c)                On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover Damages from Seller resulting therefrom; and

(d)               Purchaser shall have delivered or be prepared to deliver all of the deliverables Purchaser is required to deliver pursuant to Section 8.3.

7.2          Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Purchaser, waiver on or prior to Closing of each of the following conditions:

(a)                The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such failures of representations and warranties of Seller to be so true and correct as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that any representation or warranty qualified by materiality or Material Adverse Effect shall be deemed not to be so qualified for the purposes of this Section;

(b)               Seller shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by materiality or Material Adverse Effect), all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial Damages from Purchaser or any Affiliate of Purchaser resulting therefrom; and

(d)               Seller shall have delivered or be prepared to deliver all of the deliverables Seller is required to deliver pursuant to Section 8.2.

(e)                On the Closing Date, either (i) Closing, as such term is defined in the TRM PSA, shall have occurred on terms no less favorable to Seller than those terms set forth in the TRM PSA as shown in Exhibit A-7 or (ii) the TRM Assets are being operated by Purchaser or a third party in a manner generally consistent with past practices.

Article 8

CLOSING

8.1          Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Childers, Hewett, Myers & Slagle, PLLC in Dallas, Texas, at 10:00 a.m., local time, on April [7], 2020 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 10. The date on which the Closing occurs with respect to any Asset is referred to herein as the “Closing Date” for such Asset.

8.2          Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section  8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)                The Working Capital Amount;

(b)               The Pardus LP Shares to such Persons as reasonably directed by Purchaser;

(c)                Counterparts of the Promissory Note, duly executed by Seller, in the form attached hereto as Exhibit C;

(d)               Counterparts of the Assignment, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(e)                Counterparts of a deed in the form attached hereto as Exhibit D, effecting the sale, transfer and conveyance of the Real Property to Purchaser;

(f)                Counterparts to the Transition Services Agreement, duly executed by Seller, in the form attached hereto as Exhibit E;

(g)               Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(h)               A certificate of non-foreign status of each of Pardus and Pardus Operating GP (or, if any such entity is disregarded as separate from its owner for U.S. federal income Tax purposes, such entity’s regarded owner) meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(i)                 A certificate from each of Pardus and Pardus Operating GP, duly executed by an authorized officer of Pardus and Pardus Operating GP, as applicable, dated as of the Closing, certifying on behalf of Pardus and Pardus Operating GP, as applicable, that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled with respect to Pardus and Pardus Operating GP, as applicable, and the Assets;

(j)                 A certificate from each of Pardus and Pardus Operating GP, duly executed by an authorized officer of Pardus and Pardus Operating GP, as applicable, dated as of the Closing, (i) attaching and certifying on behalf of Pardus and Pardus Operating GP, as applicable, complete and correct copies of the resolutions of the governing body of Pardus and Pardus Operating GP, as applicable, authorizing the execution, delivery, and performance by Pardus and Pardus Operating GP, as applicable, of this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Pardus and Pardus Operating GP, as applicable, the incumbency of each officer of Pardus and Pardus Operating GP, as applicable, executing this Agreement or any document delivered in connection with the Closing;

(k)               Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(l)                 Releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, and fixture filings burdening the Assets;

(m)             Counterparts of the Agreement and Assignment of Partnership Interest, duly executed by Seller, in the form attached hereto as Exhibit F; and

(n)               All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

8.3          Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section  8.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)                Counterparts of the Promissory Note, duly executed by Purchaser, in the form attached hereto as Exhibit C;

(b)               Counterparts of the Assignment, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c)                Counterparts of a deed in the form attached hereto as Exhibit D, effecting the sale, transfer and conveyance of the Real Property to Purchaser;

(d)               Counterparts to the Transition Services Agreement, duly executed by Purchaser, in the form attached hereto as Exhibit E;

(e)                Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(f)                A certificate by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(g)               A certificate duly executed by an authorized officer of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of the resolutions of the governing body of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(h)               Evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section  12.4;

(i)                 Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(j)                 Counterparts of the Agreement and Assignment of Partnership Interest, duly executed by Purchaser, in the form attached hereto as Exhibit F; and

(k)               All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

8.4          Metzler Lawsuit & Metzler Lawsuit Assets.

(a)                In the event a final, non-appealable judgment has been entered in the Metzler Lawsuit (a “Resolution”) prior to Closing, the Metzler Lawsuit Assets shall be deemed to be Assets and shall be assigned to Buyer at Closing as provided in this Agreement.

(b)               In the event a Resolution in the Metzler Lawsuit has not been entered prior to Closing:

(i)       the Metzler Lawsuit Assets shall be excluded from the Assets and deemed to be Excluded Assets;

(ii)       the Metzler Lawsuit Assets shall not be assigned to Buyer at Closing;

(iii)        the Metzler Lawsuit shall be a Retained Obligation of Seller: and

(iv) the Cash Base Purchase Price shall be reduced by Metzler Lawsuit Assets Allocated Value.

(c)       In the event a Resolution is entered in the Metzler Lawsuit after Closing:

(i) Seller shall assign the Metzler Lawsuit Assets to Buyer through the Assignment in the form attached hereto as Exhibit B and dated effective as of the effective date of the Resolution;

(ii) Buyer shall deliver to Seller the Metzler Lawsuit Assets Allocated Value, which shall be increased by the positive value, or decreased by the negative value, as the case may be, of the earnings before interest, taxes, depreciation, and amortization related to the Metzler Lawsuit Assets.

Article 9
TAX MATTERS

9.1          Allocation of Taxes.

(a)                Property-Related Taxes. Seller is responsible for all Property-Related Taxes assessed with respect to the Properties for all periods prior to the Effective Date. To the extent that any such Property-Related Taxes attributable to the period prior to the Effective Date have not been paid prior to the Closing Date, Seller shall remain responsible for paying the same in a timely manner as required by applicable Law and shall provide evidence of such payment to Purchaser promptly after such payment is made, and no adjustment to the Cash Base Purchase Price shall be made with respect thereto. Purchaser shall be responsible for, and shall bear and pay, all Property-Related Taxes assessed with respect to the Properties for any period that begins at and after the Effective Date.

(b)               Production Taxes. All Production Taxes attributable to the Properties for the period prior to the Effective Date shall be paid by Seller, and all Production Taxes relating to the Properties for the period at and after the Effective Date shall be paid by Purchaser.

(c)                Cooperation. Each of Seller and Purchaser shall provide to the other Party reasonable information which may be required for the purpose of preparing Tax Returns and responding to any audit by any taxing jurisdiction. Each of Seller and Purchaser shall cooperate with all reasonable requests of the other Party made in connection with contesting the imposition of Taxes. Neither Seller nor Purchaser shall be required at any time to disclose to the other any Tax Returns or other confidential Tax information unrelated to the ownership or operation of the Properties.

9.2          No Transfer Taxes. No Transfer Tax will be collected at the Closing from Purchaser in connection with this transaction. If, however, this transaction is determined to be subject to sales or similar Transfer Taxes, for any reason, Purchaser agrees to be solely responsible, and shall indemnify and hold the Seller Indemnified Parties harmless, for any and all Transfer Taxes (including related penalty, interest, or legal costs) due by virtue of this transaction on the Properties transferred pursuant hereto, and the Purchaser shall remit such Transfer Taxes at that time. Seller and Purchaser agree to cooperate with each other in demonstrating that the requirements for exemptions from such Transfer Taxes have been met. Notwithstanding the foregoing, Purchaser shall bear all of the recording fees incurred and imposed upon, or with respect to, the transfer or other transactions contemplated hereby.

9.3          Allocation of Cash Purchase Price. Schedule 2.2 sets forth the allocation of the Cash Purchase Price, Assumed Obligations, and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Seller and Purchaser agree to amend Schedule 2.2 to reflect adjustments to the Cash Purchase Price and to report the transactions contemplated by this Agreement consistently with

Schedule 2.2, as adjusted by the Parties, on any Tax Return, including Internal Revenue Service Form 8594, and will not assert in connection with any Tax audit or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth on Schedule 2.2 except with the agreement of the other Parties or as required by applicable Law, provided that nothing in this Agreement shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the allocation and neither Purchaser or Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the allocation

Article 10
TERMINATION

10.1        Termination. Subject to the provisions of Section 10.2, this Agreement may be terminated at any time prior to Closing in the following manner: (a) by the mutual prior written consent of Seller and Purchaser, (b) by either Party, if the Closing has not occurred on or before April 10, 2020 (the “Termination Date”); provided, however, no Party shall be entitled to terminate this Agreement under this Section 10.1(b) if such Party is in breach of this Agreement and such breach results (or would result if Closing were then scheduled to occur) in a failure of a condition set forth in Section 7.1 or 7.2, as applicable, or (c) by Purchaser under Section 3.8(c).

10.2        Effect of Termination If this Agreement is terminated pursuant to Section  10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, this Article 10, Sections 4.4, 5.8, 5.9, 5.10, 5.11, 6.4, 11.4 (as it relates to claims under Section 6.4), 12.2, 12.3, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.13, 12.14, 12.16, 12.17, and 12.19, all of which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of all or any portion of the Assets to any Person without any restriction under this Agreement.

Article 11
INDEMNIFICATION; LIMITATIONS

11.1        Assumed Obligations. Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date, including the following (collectively, the “Assumed Obligations”):

(a)                subject to the adjustments to the Cash Base Purchase Price and Contingent Value Payment set forth in Section 2.3, all obligations and liabilities arising from or in connection with any production, pipeline, storage, processing, or other imbalance attributable to Hydrocarbons produced from the Properties, whether before, on, or after the Effective Date, including obligations to furnish makeup gas in accordance with the terms of applicable gas sales, gathering, or transportation Contracts;

(b)               obligations to pay working interests, royalties, overriding royalties, and other interests held in suspense by Seller as of the Closing Date;

(c)                obligations for plugging and abandonment of all of the Wells and dismantlement, decommissioning, or abandonment of all structures and Equipment included in, located on, or covered by the Assets and restoration of the surface covered by the Assets in accordance with applicable Laws (whether or not required to be plugged, abandoned, dismantled, or restored as of the Effective Date, including any obligations to assess, remediate, remove, and dispose of NORM, asbestos, mercury, drilling fluids, chemicals, and produced waters and Hydrocarbons);

(d)               all Damages and obligations arising from, or relating to, Title Defects, deficiencies, or other title matters with respect to the Assets, whether arising or relating to periods of time before, on, or after the Effective Date;

(e)                all Damages and obligations arising from, or relating to, Environmental Defects, or other environmental matters with respect to the Assets, whether arising or relating to periods of time before, on, or after the Effective Date, including Environmental Liabilities; and

(f)                Taxes relating to the Assets that are not Seller Taxes.

11.2        Retained Obligations. Notwithstanding the terms of Section 11.1, the Assumed Obligations shall not include any liabilities, Damages, duties, or obligations to the extent they are attributable to, arise out of or in connection with, or are based upon (collectively, the “Retained Obligations”):

(a)                ownership or operation of the Excluded Assets;

(b)               matters required to be borne by Seller under Section 2.3 and Section 2.4;

(c)                Seller Taxes;

(d)               any personal injury or death occurring on or attributable to the Assets during Seller Ownership Period;

(e)                Seller’s obligation to pay and account for royalties and payments to co-working interest owners with respect to the Assets to the extent attributable to the Assets during Seller Ownership Period and not reflected on Schedule 4.8;

(f)                the accounts payable as set forth in Schedule 2.3; and

(g)               all claims and liabilities related to off-site disposal of Hazardous Substances used in connection with or otherwise related to the Properties during Seller Ownership Period.

11.3        Indemnification.

(a)                Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives (the “Seller Group”) from and against all Damages incurred or suffered by Seller Group caused by, arising out of, or resulting from (i) the Assumed Obligations, (ii) Purchaser’s breach of any of Purchaser’s representations, warranties, covenants or agreements contained in this Agreement, (iii) Purchaser’s ownership and/or operation of the Assets from and after the Effective Date, or (iv) any Environmental Liabilities with respect to the Assets before, on, and after the Effective Date.

(b)               Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives (“Purchaser Group”) from and against all Damages incurred or suffered by Purchaser Group caused by or arising out of, or resulting from (i) the Retained Obligations, (ii) subject to Section 11.6(a), Seller’s breach of any of Seller’s representations or warranties (other than Section 4.1), (iii) Seller’s breach of any of Seller’s representations or warranties in Section 4.1; or (iv) Seller’s breach of any of Seller’s covenants or agreements contained in this Agreement; provided, however, that after Closing, Purchaser’s sole and exclusive remedy for indemnification shall be a reduction to the Contingent Value Payment.

(c)                Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Seller’s and Purchaser’s sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties contained in Article 4, Article 5, Article 6 (excluding Section 6.4, which shall also be separately enforceable by Seller pursuant to whatever rights and remedies are available to it outside of this Article 11), is set forth in this Article 11, and if no such right of indemnification is expressly provided, then such claims are hereby waived to the fullest extent permitted by Law. Except for the remedies contained in this Article 11 and any other remedies available to the Parties at Law or in equity for breaches of this Agreement other than Article 4, Article 5, and Article 6 (excluding Section 6.4), upon Closing each Party Group releases, remises, and forever discharges the other Party Group from any and all suits, legal or administrative proceedings, claims, demands, Damages, losses, costs, liabilities, interest, or causes of action whatsoever, in Law or in equity, known or unknown, which such Party Group might now or subsequently may have, based on, relating to, or arising out of this Agreement or Seller’s ownership, use, or operation of the Assets, or the condition, quality, status, or nature of the Assets, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, THE OIL POLLUTION ACT OF 1990, AS AMENDED, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED OR UNDERWRITTEN BY THE OTHER PARTY OR ANY OF ITS AFFILIATES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEE, OR THIRD PARTY, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

11.4        Indemnification Actions. All claims for indemnification under Section 6.4 or Section  11.3 shall be asserted and resolved as follows:

(a)                For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, the term “Indemnitee” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11, Section 6.4, the term “Third Party Claim” shall mean a claim for indemnification is based upon a claim by a third Person against the Indemnitee, and the term “Direct Claim” shall mean any other claim for indemnification that is not a Third Party Claim.

(b)               Direct Claims.

(i)                 Any Direct Claim will be asserted by giving the Indemnifying Party notice of the Direct Claim.

(ii)               An Indemnifying Party’s refusal to indemnify, defend, release and hold harmless the Indemnitee shall not relieve the Indemnifying Party of its obligation to do so should such obligation be found to exist. If after an Indemnifying Party’s refusal to indemnify, defend, release and hold harmless Indemnitee for a Direct Claim, it is determined that the Indemnifying Party does have such an obligation, it will be deemed as if the Indemnifying Party had originally accepted its obligation to indemnify, defend, release and hold harmless the Indemnitee.

(c)                Third Party Claims.

(i)                 An Indemnitee will promptly, and in any event within thirty (30) Business Days after receiving written notice of the Third Party Claim, notify the Indemnifying Party of the Third Party Claim, giving reasonably detailed information concerning the Third Party Claim. An Indemnitee’s failure to provide a timely, accurate or complete notice of a Third Party Claim will not affect such Indemnitee’s rights under this Agreement.

(ii)               The Indemnifying Party will, if requested in writing by the Indemnitee, conduct the defense of the Third Party Claim at its sole cost. An Indemnitee has the right to reasonably object to counsel selected by the Indemnifying Party and select alternative counsel at the cost of the Indemnifying Party.

(iii)             Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided herein, the Indemnitee may defend against the Third Party Claim in any manner it reasonably deems appropriate at the cost of the Indemnifying Party. If the Indemnitee conducts the defense of any Third Party Claim, Indemnifying Party shall promptly reimburse the Indemnitee for the expenses of defending such Third Party Claim upon the Indemnifying Party’s receipt of periodic bills or expense reports.

(iv)             Neither the Indemnifying Party nor the Indemnitee will consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior consent of the Indemnitee or Indemnifying Party (as applicable), which consent must not be unreasonably withheld, conditioned, or delayed.

(v)               Indemnitee and Indemnifying Party will cooperate with each other in connection with the defense, negotiation, or settlement of any Third Party Claim, regardless of whether Indemnitee or Indemnifying Party conducts the defense of the Third Party Claim. Such cooperation shall include keeping the Indemnitee or Indemnifying Party (as applicable) reasonably informed as to the status of the defense of any Third Party Claim and providing the Indemnitee or Indemnifying Party (as applicable) and its authorized employees and its professional advisers with reasonable access during normal business hours to all material technical, legal and financial information necessary or conducive to the proper defense of the Third Party Claim. Each Party will keep all such information confidential and use the information only in connection with the Third Party Claim.

11.5        Limitation on Actions & Indemnity Threshold

(a)                Unless otherwise limited therein, the representations and warranties of Seller in Article 4 of this Agreement shall survive for a period of six (6) months after the Closing, except for the representations and warranties of Section 4.1 which shall survive the Closing until the expiration of the applicable statute of limitations. The covenants and other agreements of the Seller set forth in this Agreement that are to be performed at or prior to the Closing shall survive until the day after the Closing Date, and the covenants and other agreements of Seller set forth in this Agreement that are to be performed following the Closing shall survive the Closing until fully performed. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its applicable expiration date.

(b)               The indemnities in Section 11.3(b) shall terminate as of the termination date of each representation, warranty, covenant, or other agreement that is subject to indemnification, except in each case as to matters for a specific written claim for indemnification has been delivered to Indemnifying Party on or before such termination date.

(c)                If the Damages subject of a single claim for indemnification pursuant to Section 11.3(b)(ii) do not exceed the De Minimus Threshold, then the Buyer shall not be entitled to indemnification from Seller for such Damages. No Indemnified Person shall be entitled to make any claim for indemnification pursuant to Section 11.3(b)(ii) unless and until the aggregate amount of Damages with respect to all such claims exceeding the De Minimis Threshold that may be made by such Person’s Group pursuant to this Article exceeds an aggregate of three percent (3%) of the Cash Base Purchase Price, after which the Indemnifying Person shall be liable for the full amount of such Damages, subject to Section 11.5(d).

(d)               Notwithstanding anything to the contrary contained elsewhere in this Agreement, in no event shall Seller Group’s aggregate liability to Purchaser Group for Damages arising from or related to any breach of this Agreement, representation, warranty, covenant, indemnity, or indemnity obligation contained in this Agreement exceed ten percent (10%) of the Cash Base Purchase Price, except with respect to Section 11.3(b)(i) and (iii), in which case the Seller Group’s aggregate liability thereunder shall not exceed the Contingent Value Payment.

(e)                The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates); provided, however, that no Party shall be required to seek recovery under any policy of insurance as a condition to indemnification hereunder.

(f)                Seller shall be subrogated to the rights of any Indemnified Person that is a member of the Purchaser Group against any insurer, indemnitor, guarantor or other Person with respect to the subject matter of any Damages subject to indemnification by Seller pursuant to Section 11.3(b) to the extent that Seller pays any such Indemnified Person with respect to such Damages.

(g)               Purchaser shall be subrogated to the rights of any Indemnified Person that is a member of the Seller Group against any insurer, indemnitor, guarantor or other Person with respect to the subject matter of any Damages subject to indemnification by Purchaser pursuant to Section 11.3(a) to the extent that Purchaser pays any such Indemnified Person with respect to such Damages.

(h)               Seller shall not have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement for any breach, misrepresentation, or noncompliance with respect to any representation, warranty, covenant, indemnity, or obligation if such breach, misrepresentation, or noncompliance shall have been waived by Purchaser, or if Purchaser had knowledge of the relevant facts at or before Closing

(i)                 For purposes of this Article 11, any breach or inaccuracy in any representations or warranties shall be determined without regard to any dollar or Material Adverse Effect, materiality or similar qualifiers.

11.6        Casualty and Condemnation

(a)                Subject to the Seller’s representations, warranties and covenants made pursuant to this Agreement, from and after the Effective Date, if Closing occurs, Purchaser shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of any Equipment due to ordinary wear and tear, in each case, with respect to the Assets.

(b)               If, after the Execution Date but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (a “Casualty Loss”), this Agreement shall remain in full force and effect, and Purchaser shall nevertheless be required to close and the Cash Purchase Price will be reduced by an amount equal to the lesser of (a) the Allocated Value of the Property affected by the Casualty Loss or (b) the amount of such Casualty Loss. Seller shall retain all rights to insurance and other claims against third Persons with respect to the Casualty Loss except to the extent the Parties otherwise agree in writing.

Article 12
MISCELLANEOUS

12.1        Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

12.2        Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving Party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day. All notices shall be addressed as follows:

If to Seller:	Pardus Oil & Gas, LLC
2350 Airport Freeway, Suite 220 Bedford, Tx. 76022 Attention: Dan Morrison Telephone: 817-533-98405 Email: DMorrison@pardusog.com

With a copy to (which shall not constitute notice):

HPS Investment Partners, LLC
40 West 57th Street, 33rd Floor
New York, NY 10019
Attention: Cole Yeager
Telephone: 646-710-7246
Email: cole.yeager@hpspartners.com

If to Purchaser:

Empire Texas LLC
1203 E. 33rd Street, Suite 250
Tulsa, Oklahoma 74105
Attention: Mike Morrisett
Telephone: 539-444-8002

Email: mike@empirepetrocorp.com

With a copy to (which shall not constitute notice):

Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172-0148
Attention: J. Ryan Sacra
Telephone: 918-586-8528

Email: rsacra@cwlaw.com

Either Party may change its address for notice, by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3        Expenses. Each Party shall bear and pay all expenses (including, without limitation, legal fees) incurred by it in connection with the transaction contemplated by this Agreement.

12.4        Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities, if any, posted by Seller with or for the benefit of any Governmental Authority or third Person and relating to the Assets will be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities, and shall cause, effective as of the Closing, the cancellation or return to Seller of the bonds, supplemental bonds, third Person indemnities, letters of credit, guarantees and other securities posted by Seller or its Affiliates.

12.5        Records.

(a)                As soon as practicable, but in no event later than ten (10) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the original Records (or digital copies of Records to the extent Seller does not have originals of such Records) that are in the possession of Seller, subject to Section 12.5(b). This clause shall be deemed satisfied if no delivery instructions are delivered to Seller by Purchaser with enough advance notice for Seller to reasonably be expected to complete the delivery during normal business hours and with its then existing employees. Further, all costs and expenses related to such delivery shall be the sole expense of Purchaser and Purchaser shall immediately upon receipt of an invoice from Seller reimburse Seller for such costs and expenses.

(b)               Seller may retain a copy of all data room materials for the transactions contemplated by this Agreement along with the originals of those Records (i) relating to Tax and accounting matters, (ii) relating to Properties in which Seller retains any interest, or (iii) which are subject to a legal hold by Seller (until such hold is released) and provide Purchaser, at its request, with copies of such Records other than Records that pertain solely to income Tax matters related to the Assets. Seller may retain copies of any other Records, including geological, geophysical, and similar data and studies.

(c)                Purchaser, for a period of four (4) years after the Closing shall: (i) retain the Records and (ii) provide Seller, and the members of the Seller Group with access to the Records during normal business hours for review and copying at Seller’s sole expense.

12.6        Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

12.7        Venue; Waiver of Jury Trial. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas with respect to any dispute, claim, or controversy arising out of, in relation to, or in connection with, this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim will be instituted exclusively in the United States District Court for the Northern District of Texas, Dallas Division. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 12.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF, IN RELATION TO, OR IN CONNECTION WITH, THIS AGREEMENT.

12.8        Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.9        Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No course of dealing on the part of Seller or Purchaser, or their respective Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives or any failure by Seller or Purchaser to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.10     Assignment. Neither Party shall assign (including by change of control, merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement to any third Person, nor shall any Party delegate any of its rights or duties hereunder (including by change of control, merger, consolidation, or stock purchase) to any third Person, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void ab initio; provided, however, that Pardus is expressly authorized to assign all or a portion (i) of its right to receive the Contingent Value Payments, together with any and all rights incident or necessary thereto to any Person without the consent of any other Party and/or (ii) of its interest under this Agreement to ENXP Holding Company, LLC.

12.11     Entire Agreement. This Agreement and the documents to be executed hereunder and the exhibits and schedules attached hereto and thereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. In entering into this Agreement, neither Party has relied on any statement, representation, warranty, covenant, or agreement of the other Party or its representatives other than those expressly contained in this Agreement.

12.12     Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

12.13     No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section  6.4 and Article 11.

12.14     Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

12.15     Time of the Essence. Time is of the essence in this Agreement and the performance of the obligations hereunder.

12.16     References. In this Agreement, unless the context requires otherwise: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any exhibit or schedule means an exhibit or schedule to this Agreement, all of which are incorporated into, and made a part of, this Agreement for all purposes; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; (f) references to “$” or “Dollars” means United States Dollars; and (g) ”include” and “including” mean include or including without limiting the generality of the description preceding such term.

12.17     Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof.

12.18     Change of Name. Unless otherwise authorized by Seller in writing, as promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the name “Pardus Oil & Gas, LLC” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks, or trade names belonging to Seller.

12.19     Limitation on Damages. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY BUT WITHOUT LIMITATION OF SECTION 10.2, NEITHER PARTY SHALL HAVE ANY OBLIGATION WITH RESPECT TO THIS AGREEMENT, OR OTHERWISE IN CONNECTION HEREWITH, FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS OR LOSS OF REVENUE, EXCEPT TO THE EXTENT AN INDEMNITEE IS REQUIRED TO PAY PUNITIVE, SPECIAL, INDIRECT, OR CONSEQUENTIAL DAMAGES TO A THIRD PARTY THAT IS NOT AN INDEMNITEE.

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:
PARDUS OIL & GAS, LLC
By:	/s/ Dan Morrison
Name:	Dan Morrison
Title:	CEO

PARDUS OIL & GAS OPERATING GP, LLC

By:	/s/ Dan Morrison
Name:	Dan Morrison
Title:	CEO

Signature Page to Purchase and Sale Agreement

PURCHASER:
EMPIRE TEXAS LLC
By:	/s/ Tommy W. Pritchard
Name:	Tommy W. Pritchard
Title:	CEO

Signature Page to Purchase and Sale Agreement